Exhibit 99.1

June 4, 2019

Media Alert

CannTrust Launches National Social Responsibility Platform at Lift & Co. Cannabis Business Conference

On June 6th, CannTrust will announce the details of its national social responsibility platform: We Care. Through We Care, CannTrust will partner with charities and non-profit organizations to incite meaningful, positive social change nationally and in Niagara, Ontario, home of its flagship Perpetual Harvest Greenhouse facility.

Taking place at the Lift & Co. Cannabis Business Conference, the announcement will include remarks from CannTrust CEO, Peter Aceto and CannTrust We Care charitable partners, as well as interactive installations representing the four key areas of focus for the We Care platform.

WHAT:	Official launch announcement of CannTrust’s national social responsibility platform: We Care

WHEN:	Thursday, June 6, 2019

12:00pm	-	Doors Open
12:15pm	-	Remarks
12:45pm	-	Interactive Sessions & Interviews

WHERE:	Lift & Co. Cannabis Business Conference

Metro Toronto Convention Centre

Room 101

255 Front St W

Toronto ON, M5V 2W6

WHO:	Peter Aceto, CEO CannTrust

Tim Richter, President & CEO, Canadian Alliance to End Homelessness

Pam Sharp, Director Community Engagement, Project SHARE

Carol Nagy, Executive Director, Hospice Niagara

RSVP:	WeCare@canntrust.ca

SOURCE: CannTrust Holdings Inc.

For further information, please contact:

Sybil Eastman, Tel: 1-888-677-1477, media@canntrust.ca